Exhibit 99.1

GoldMining Applauds Inclusion of U.S. GoldMining in Russell 3000® Index

Milestone Underscores GoldMining’s Strategic Buildout of a ~$197M Equity Portfolio

Vancouver, British Columbia – June 3, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that its majority-owned subsidiary, U.S. GoldMining Inc. (“U.S. GoldMining”) (Nasdaq: USGO), has been added as a member of the broad-market Russell 3000® Index according to a preliminary list published by FTSE on its website in connection with its annual reconstitution of the index. The reconstitution is expected to take effect after the U.S. Market closes on June 27, 2025.

GoldMining owns 9.9 million shares of U.S. GoldMining, representing an approximate 79% ownership, with a market value of approximately $131 million based on the closing price of such shares on June 2, 2025.

Alastair Still, CEO of GoldMining, commented:

“We are thrilled to see U.S. GoldMining recognized for its progress with this inclusion in the Russell 3000®. This milestone validates the success of our Company’s strategic IPO launch of U.S. GoldMining just over two years ago and highlights the tangible value created for our shareholders. With multiple high-priority exploration targets and an initial economic assessment underway at the Whistler Gold-Copper Project in Alaska, we see compelling upside as U.S. GoldMining advances its portfolio.”

Strengthening GoldMining’s Equity Portfolio

In addition to its stake in U.S. GoldMining, the Company also owns:

●	Over 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), valued at approximately $56 million based on the closing price of such shares on June 2, 2025.
●	Over 26 million shares of NevGold Corp. (TSXV: NAU), valued at approximately $10 million based on the closing price of such shares on June 2, 2025.

Together, these holdings bring the current market value of GoldMining’s equity portfolio to approximately $197 million. The market capitalization of the Company on an undiluted basis is approximately $210 million, based on the closing price of such shares on June 2, 2025. GoldMining remains debt-free and, in addition to its equity portfolio, owns 100% of a project portfolio totaling 12.4 million gold equivalent ounces (measured & indicated) and 9.1 million gold equivalent ounces (inferred) across the Americas.

Visit www.goldmining.com for more information and technical reports.

About the Russell 3000® Index

The Russell 3000® Index includes the 4,000 largest U.S.-traded stocks by market capitalization and serves as the foundation for the Russell 1000® and Russell 2000® indexes. FTSE Russell’s annual reconstitution reflects the changing U.S. equity landscape. As of June 2024, more than US$10.6 trillion in assets are benchmarked to Russell indexes.

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of, and verified and approved, all other scientific and technical information herein this news release. Mr. Pereira is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and over 26 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the Project has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

For further information regarding the Company's projects and the resource estimates disclosed herein, please refer to the Company's most recent Annual Information Form and the technical reports filed under the Company's profile at www.sedarplus.ca and www.sec.gov.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding U.S. GoldMining Inc. and its projects and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.